Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328
February 5, 2009

Securities and Exchange Commission	BY FACSIMILE AND EDGAR
100 F. Street N.E.
Washington, DC 20549

Re:	Ebix, Inc. Registration Statement on Form S-1, Amendment No. 3 File No. 333-150371

Attn:	Mark P. Shuman Legal Branch Chief
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ebix, Inc. (the “Company”), with respect to the above-captioned registration statement (“Registration Statement”), that the effective date for the Registration Statement be accelerated so that it be declared effective at 5:00 p.m. on Monday, February 9, 2009, or as soon thereafter as possible.

Sincerely,

/s/ Robin Raina
Robin Raina President and Chief Executive Officer

Cc:	Jay Ingram Division of Corporation Finance